                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.______)*


                 Asia Pacific Wire and Cable Corporation Limited
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                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G0535E106
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                                 (CUSIP Number)

                                 Lien, Tai-Sheng
                      4th Fl., No. 69, Sec. 4, Hsin-Yi Rd.
                            Taipei, Taiwan R.O.C. 106
                              Tel: 886-2-2702-1259

                               Michael J. Fieweger
                                Baker & McKenzie
                              One Prudential Plaza
                             130 East Randolph Drive
                                Chicago, IL 60601
                                Tel: 312-861-8232
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 16, 2003
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. G0535E106
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Set Top International Inc.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                   WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
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                7   SOLE VOTING POWER
  NUMBER OF
                          6,976,666
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         6,976,666
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,976,666
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             50.44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Asia Pacific Wire and Cable Corporation Limited, a Bermuda corporation (the "Company"). The principal executive office of the Company is located at 19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore 629909.

ITEM 2. IDENTITY AND BACKGROUND.

         The person filing this Statement is Set Top International Inc., a corporation organized under the laws of the British Virgin Islands (the "Reporting Person"). The principal business address of the Reporting Person is 4th Fl. No. 69, Sec. 4, Hsin-Yi Road, Taipei, Taiwan R.O.C. 106. The principal business of the Reporting Person is the acquisition and operation of cable television systems and related assets.

         Tsai, Fu-Chuan; Lien, Tai-Sheng; and Hsu, Yuan-Chun (the "Principal Stockholders") collectively own all of the outstanding shares of voting stock of the Reporting Person. Ms. Tsai also serves as the sole director and secretary of the Reporting Person.

         The name, residence or business address, present principal occupation or employment, principal business address of any corporation or other organization in which such employment is conducted, and citizenship for each of the Principal Stockholders and for each director and executive officer of the Reporting Person are set forth on Schedule 1 attached to this Statement.

         During the last five years, none of the Principal Stockholders, the Reporting Person or any of the directors or executive officers of the Reporting Person identified on Schedule 1 attached to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Principal Stockholders, the Reporting Person or any of the directors or executive officers of the Reporting Person identified on Schedule 1 attached to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person paid $11,500,000.00 to acquire the claims secured by the 6,976,666 shares of Common Stock described in Item 4 using funds included in its working capital as well as contributions from its stockholders.

ITEM 4. PURPOSE OF TRANSACTION.

         Pursuant to the terms of the Assignment Agreement dated October 16, 2003 (the "Assignment Agreement"), a copy of which is included as Exhibit A hereto, the Reporting Person acquired all right, title and interest of Swiss Re Financial Products Corporation ("Swiss Re"), a Delaware corporation, under an Amended and Restated Letter of Credit and Reimbursement Agreement dated as of September 21, 2001 (the "L/C Reimbursement Agreement") between Swiss Re and Pacific Electric Wire and Cable Co., Ltd. ("PEWC"), a Taiwanese corporation, a copy of which is included as Exhibit B. The obligations of PEWC to Swiss Re were secured in part by a pledge of 6,976,666 shares of the Common Stock (the "Pledged Stock") held by Pacific

USA Holdings Corp. ("PUSA"), a Texas corporation, pursuant to the terms of an Amended and Restated Pledge Agreement dated as of February 20, 2002 (the "Pledge Agreement") in the form included as Exhibit C. PUSA filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court") on December 2, 2002 (the "Petition Date") (In re Venturelink Holdings, Inc., Case No. 02-80906-SAF-11 (Bankr. N.D. Tex. Dec. 2, 2002)). The rights acquired by the Reporting Person include Swiss Re's claim against PUSA in bankruptcy. Pursuant to the terms of an Order Approving the Agreement Regarding Relief From the Automatic Stay dated February 25, 2003, the automatic stay enjoining Swiss Re from foreclosing on the Pledged Stock has been lifted giving the Reporting Person, as successor in interest to Swiss Re, the right to proceed against the Pledged Shares in satisfaction of the claims against PUSA.

         Furthermore, the Reporting Person and Kinbong Holding Limited ("Kinbong"), a wholly owned subsidiary of PEWC organized under the laws of the British Virgin Islands, entered into a Loan Contract dated as of September 8, 2003 (the "Kinbong Loan Agreement"), a copy of which is included as Exhibit D. Pursuant to the Kinbong Loan Agreement and a Letter of Advice on Pledge of Negotiable Securities dated as of September 8, 2003 (the "Kinbong Pledge Agreement"), a copy of which is included as Exhibit E, the Reporting Person lent to Kinbong $4,100,000.00 secured by a pledge of 3,097,436 shares of Common Stock to the Reporting Person. Principal and interest under the Kinbong Loan Agreement are due and payable on November 30, 2003. Pursuant to the terms of the Kinbong Loan Agreement, Kinbong agreed to cause all the Directors of the Company to agree to the appointment of two persons designated by the Reporting Person to serve on the Company's board of directors. The board of directors of the Company at a board meeting on October 3, 2003, nominated Mr. Lien and Ms. Hsu to the Company's board of directors, the appointments of whom are subject to the vote of the Company's shareholders at the annual general meeting of the Company.

         The foregoing descriptions of the L/C Reimbursement Agreement, the Assignment Agreement, the Pledge Agreement, the Kinbong Loan Agreement and the Kinbong Pledge Agreement are qualified in their entirety by reference to the complete terms and conditions of such agreements, which are attached as exhibits to this Schedule 13D.

         The Reporting Person has acquired the Swiss Re Claim with the intention of foreclosing on the Pledged Shares and holding the Pledged Shares for investment purposes. The Reporting Person will continue to evaluate its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Company's shares. Based upon such evaluation, the Reporting Person may take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may seek to acquire additional shares of Common Stock in the open market, in private transactions, through a tender offer or otherwise, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Person, including through sales in the open market, underwritten public offerings, private sale transactions and hedging transactions with third parties.

         Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Reporting Person beneficially owns 6,976,666 shares of Common Stock, representing 50.44% of the outstanding shares of Common Stock. The percentage beneficial ownership of the Reporting Person has been determined based on 13,830,769 shares of Common Stock outstanding as of June 30, 2003, as reported in the Company's Form 6-K for the six-month period ended June 30, 2003. The Reporting Person has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 6,976,666 shares of Common Stock it beneficially owns.

         (c)-(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit A         -        Assignment Agreement between Swiss Re
                                    Financial Products Corporation and Set Top
                                    International Inc. dated October 16, 2003.

         Exhibit B         -        Amended and Restated Letter of Credit and
                                    Reimbursement Agreement between Swiss Re
                                    Financial Products Corporation and Pacific
                                    Electric Wire & Cable Co., Ltd. dated as of
                                    September 21, 2001.

         Exhibit C         -        Amended and Restated Pledge Agreement by and
                                    among Pacific Electric Wire & Cable Co.,
                                    Ltd., Pacific USA Holdings Corp., PUSA
                                    Investment Company, Montford Limited, Elan
                                    Investments Limited, Top Target Limited,
                                    Berger Systems Limited, Austway Services
                                    Limited, and Swiss Re Financial Products
                                    Corporation dated as of February 20, 2002.

         Exhibit D         -        Loan Contract between Kinbong Holdings
                                    Limited, as Borrower, and Set Top
                                    International Inc., as Lender, dated as of September 8, 2003.

         Exhibit E         -        Letter of Advice on Pledge of Negotiable
                                    Securities between Kinbong Holdings Limited, as Pledgor, and Set Top International, Inc., as Pledgee, dated as of September 8, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             October 27, 2003

                                             Set Top International Inc.

                                             /s/ TSAI, FU-CHUAN
                                             ---------------------------
                                             Tsai, Fu-Chuan
                                             Director and Secretary,
                                             Set Top International Inc.

                                   SCHEDULE 1

             INFORMATION REGARDING PRINCIPAL STOCKHOLDERS, DIRECTORS
                 AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

                                                     PRINCIPAL STOCKHOLDERS
                                                     ----------------------

                                                           PRINCIPAL                  NAME AND
NAME AND TITLE                 ADDRESS                     OCCUPATION             ADDRESS OF EMPLOYER            CITIZENSHIP
----------------       --------------------------    ---------------------    --------------------------  -------------------------
Tsai, Fu-Chuan         4th Fl., No. 69,              Educational Training     Omni phonics,               Taiwan, Republic of China
                       Sec. 4, Hsin-Yi Rd.,                                   4th Fl., No. 297, Sec. 2,
                       Taipei, Taiwan R.O.C. 106                              Ho-Ping E. Rd.,
                                                                              Taipei, Taiwan R.O.C.

Lien, Tai-Sheng        4th Fl., No. 69,              Cable TV Operator        Hualien CATV Co., Ltd.,     Taiwan, Republic of China
                       Sec. 4, Hsin-Yi Rd.,                                   No. 135, Sec. 1,
                       Taipei, Taiwan R.O.C. 106                              Ji-An Rd., Hua Lien
                                                                              County, Taiwan R.O.C.

Hsu, Yuan-Chun         2F-1, #312, Sec. 4,           Private Investor         2F-1, #312, Sec. 4,         Taiwan, Republic of China
                       Jen-Ai Rd., Taipei,                                    Jen-Ai Rd., Taipei,
                       Taiwan R.O.C.                                          Taiwan R.O.C.


                                                           DIRECTORS
                                                           ---------

                                                           PRINCIPAL                  NAME AND
NAME AND TITLE                 ADDRESS                     OCCUPATION             ADDRESS OF EMPLOYER            CITIZENSHIP
----------------       --------------------------    ---------------------    --------------------------  -------------------------
Tsai, Fu-Chuan         4th Fl., No. 69,              Educational Training     Omni phonics,               Taiwan, Republic of China
                       Sec. 4, Hsin-Yi Rd.,                                   4th Fl., No. 297, Sec. 2,
                       Taipei, Taiwan R.O.C. 106                              Ho-Ping E. Rd.,
                                                                              Taipei, Taiwan R.O.C.


                                                      EXECUTIVE OFFICERS
                                                      ------------------

                                                           PRINCIPAL                  NAME AND
NAME AND TITLE                 ADDRESS                     OCCUPATION             ADDRESS OF EMPLOYER            CITIZENSHIP
----------------       --------------------------    ---------------------    --------------------------  -------------------------
Tsai, Fu-Chuan         4th Fl., No. 69,              Educational Training     Omni phonics,               Taiwan, Republic of China
                       Sec. 4, Hsin-Yi Rd.,                                   4th Fl., No. 297, Sec. 2,
                       Taipei, Taiwan R.O.C. 106                              Ho-Ping E. Rd.,
                                                                              Taipei, Taiwan R.O.C.